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Exhibit 99.1

        OMEGA HEALTHCARE INVESTORS, INC.

OFFER TO EXCHANGE REGISTERED
7% SENIOR NOTES DUE 2014
FOR ANY AND ALL OUTSTANDING
UNREGISTERED 7% SENIOR NOTES DUE 2014

          THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                          2006, UNLESS EXTENDED (THE "EXPIRATION DATE")

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        Omega Healthcare Investors, Inc., ("we" or the "Company") are offering, upon the terms and subject to the conditions set forth in the prospectus dated                        , 2006 (as, the same maybe amended or supplemented from time to time, the "Prospectus"), to exchange (the "Exchange Offer") up to $50,000,000 aggregate principal amount of our 7% Senior Notes Due 2014 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of our outstanding 7% Senior Notes Due 2014 (the "Initial Notes"). The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated December 2, 2005, by and among the Company, substantially all of the subsidiaries of the Company and the initial purchasers referred to therein. As set forth in the Prospectus, the terms of the Exchange Notes are identical in all material respects to the Initial Notes, except that the Exchange Notes have been registered under the Securities Act and therefore (1) will not be subject to certain restrictions on their transfer, (2) will not be entitled to registration rights and (3) will not contain provisions providing for an increase in the interest rate thereon under the circumstances set forth in the Registration Rights Agreement as described in the Prospectus.

        The Exchange Offer is not conditioned on any minimum aggregate principal amount of Initial Notes being tendered, except that the Initial Notes may be tendered only in a principal amount of $1,000 and integral multiples of $1,000.

        The Exchange Offer is subject to the conditions described in the section entitled "The Exchange Offer—Conditions of the Exchange Offer" of the Prospectus. Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange any Exchange Notes for, any Initial Notes and may terminate the Exchange Offer (whether or not any Initial Notes have been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the conditions described in the Prospectus under "The Exchange Offer—Conditions of the Exchange Offer" have occurred or exist or have not been satisfied.

        We are requesting that you contact your clients for whom you hold Initial Notes regarding the Exchange Offer. Enclosed herewith for your information and forwarding to your clients for whom you hold Initial Notes registered in your name or in the name of your nominee, or who hold Initial Notes registered in their own names, are copies of the following documents:

          1.     The Prospectus, dated                        , 2006;

          2.     A form of letter which may be sent to your clients for whose accounts you hold Initial Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer; and

          3.     Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

        Your prompt action is requested. Please note the Exchange Offer will expire at 5:00 p.m., New York City time, on                        , 2006, unless extended. Please furnish copies of the enclosed materials to those of your clients for whom you hold Initial Notes registered in your name or in the name of your nominee as quickly as possible.

        Depository Trust Company ("DTC") participants will be able to execute tenders through the DTC Automated Tender Offer Program.

        In all cases (other than with respect to the guaranteed delivery procedures described below), exchanges of Initial Notes pursuant to the Exchange Offer will be made only after the Exchange Agent (as defined in the Prospectus) receives the following documents by 5:00 p.m., New York City time, on the Expiration Date: (1) a book-entry confirmation (as defined in the Prospectus), (2) an agent's message (as defined in the Prospectus) and (3) any other required documents.

        We are not making the Exchange Offer to, nor will we accept tenders from or on behalf of, holders of Initial Notes residing in any jurisdiction in which the making of the Exchange Offer or the acceptance of tenders would not be in compliance with the laws of such jurisdiction.

        We will not make any payments to brokers, dealers or other persons for soliciting acceptances of the Exchange Offer. We will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. We will pay or cause to be paid any transfer taxes payable on the transfer of Initial Notes to us, except as otherwise provided in the Prospectus.

        Questions and requests for assistance with respect to the Exchange Offer or for copies of the Prospectus may be directed to the Exchange Agent at its numbers and address set forth in the Prospectus.

                      Very truly yours,

OMEGA HEALTHCARE INVESTORS, INC.

        Nothing contained in this letter or in the enclosed documents shall establish you or any other person as an agent of the Company, an affiliate of the Company or the Exchange Agent, or authorize you or any other person to make any statements or use any document on behalf of any of them in connection with the Exchange Offer other than the enclosed documents and the statements contained therein.

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  Exhibit 99.1